1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 27, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

NOTICE OF 2012 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2012 Second Extraordinary General Meeting (the "EGM") of Aluminum Corporation of China Limited * (the "Company") will be held at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 2:00 p.m. on Friday, 12 October 2012 for the purposes of considering, and if though fit, approving the following resolutions (unless otherwise specified, words used in this notice has the same meaning as defined in the circular of the Company dated 27 August 2012):

ORDINARY RESOLUTIONS

1.	To consider and approve the proposed provision of guarantees for financing granted and to be granted by financial institutions to Chalco Trading (HK).

2.	To consider and approve the proposed adoption of the Shareholders' Return Plan for the Three Years from 2012 to 2014.

SPECIAL RESOLUTIONS

3.	To consider and approve the Proposed Adjustments to the terms of the Proposed A Share Issue by way of separate resolution, that:

(i)

the number of A Shares to be issued be increased from not more than 1.25 billion A Shares to not more than 1.45 billion A Shares and consequential changes be made to the "Plan for the Non-Public Issuance of A Shares" by the Company;

(ii)

the Pricing Base Date be changed from the date of announcement of the resolutions of the 23rd meeting of the 4th session of the Board (i.e. 9 March 2012) to the date of announcement of the resolutions of the 29th meeting of the 4th session of the Board (i.e. 24 August 2012) and consequential changes be made to the "Plan for the Non-Public Issuance of A Shares" by the Company; and

(iii)

the period of validity of the authorization given by the resolutions be extended from 12 months from the date of the resolutions of the Proposed A Share Issue passed at the Previous EGM and Previous Class Meetings (i.e. 4 May 2012) to 12 months from the date of the resolutions of the Proposed (Adjusted) A Share Issue passed at the EGM and Class Meetings (i.e. 12 October 2012) and consequential changes be made to the "Plan for the Non-Public Issuance of A Shares" by the Company.

4.	To consider and approve the consequential changes to the "Detailed Plan for the Non-Public Issuance of A Shares" by the Company as a result of the Proposed Adjustments.

5.

To consider and approve an extension of the period of authorization to the Board and the persons to be fully authorized by the Board to deal with specific matters relating to the Proposed A Share Issue for 12 months from the date of resolutions passed at the EGM and the Class Meetings (i.e. 12 months from 12 October 2012).

6.	To consider and approve the proposed amendments to provisions relating to profit distribution in the Articles of Association.

7.	To consider and approve the proposed increase in the amount of the issuance of debt financing instruments.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
27 August 2012

As at the date of this notice, the members of the Board comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

Notes:

(a)

Pursuant to the provisions of the Articles of Association, the H Share register of members will be closed from Wednesday, 12 September 2012 to Friday, 12 October 2012 (both days inclusive). Shareholders whose names appear on the H Share Register of Members at 4:30 p.m. on Tuesday, 11 September 2012 are entitled to attend and vote at the EGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified to attend and vote at the EGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Tuesday, 11 September 2012 for registration.

(b)

Holders of A Shares or H Shares, who intend to attend the EGM, must complete the reply slip for attending the EGM and return them to the Company's Board Secretary Office no later than 20 days before the date of the EGM, i.e. no later than Friday, 21 September 2012.

Details of the Company's Board Secretary Office are as follows:

No. 62 North Xizhimen Street, Haidian District, Beijing,
The People's Republic of China Postal Code: 100082
Tel: (8610) 8229 8150/8162 Fax: (8610) 8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the EGM. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, if that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(d)

To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof in order for such document to be valid.

(e)

Each holder of A Shares which is entitled to attend the EGM and is entitled to vote is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the EGM, and Notes (c) to (d) also apply to A Shareholders, except that the proxy form or other documents of authority must be delivered to the Company's Board Secretary Office, the address of which is set out in Note (b) above, not less than 24 hours before the time for holding the EGM or any adjournment thereof, in order for such documents to be valid.

(f)

If a proxy attends the EGM on behalf of a shareholder, he should present his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the EGM, such representative should present his/her ID card and the notarised copy of the resolution passed by the board of directors or other authorities or other notarised copy of the authorisation issued by such legal person shareholder.

(g)	Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(h)	All votings at the EGM will be conducted by a poll.

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary